UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. 6)*

SolarWinds, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
83416B 109
(CUSIP Number)
February 5, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlantis SolarWinds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN
This Amendment No. 6 to Schedule 13G amends and restates in its entirety the Schedule 13G (the “Original Schedule 13G”) filed by Donald Yonce 2007 Trust and Atlantis SolarWinds, LP with the Securities and Exchange Commission with respect to the Common Stock, par value $0.001 per share (the “Common Stock”) of SolarWinds, Inc. (the “Company”) on February 16, 2010.

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 4 of 6

Item 1 (a)	Name of Issuer:
SolarWinds, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
7171 Southwest Parkway, Building 400, Austin, Texas 78735

Item 2 (a)	Name of Person Filing:
Atlantis SolarWinds, LP
(b)	Address of Principal Business Office, or, if none, Residence:
c/o SolarWinds, Inc., 7171 Southwest Parkway, Building 400, Austin, Texas 78735
(c)	Citizenship:
Texas
(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (“Common Stock”)
(e)	CUSIP Number:
83416B 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.	Ownership:
This Schedule 13G is being filed to reflect the fact that pursuant to an Agreement and Plan of Merger, dated as of October 21, 2015, as amended, the Issuer became a wholly owned subsidiary of SolarWinds Holdings, Inc., a Delaware corporation (formerly known as Project Aurora Holdings, LLC) as of February 5, 2016. Pursuant to such Agreement and Plan of Merger, the Shares held by the Reporting Person were converted into the right to receive cash.

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:
Not Applicable.

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 6 of 6

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

ATLANTIS SOLARWINDS, LP

By: Atlantis SolarWinds, LLC, its general partner
By: Donald Yonce Family Trust, its sole member

/s/ Donald C. Yonce
Name: Donald C. Yonce
Title: Trustee